

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 24, 2010

Mr. Stephen A. Heit
Chief Financial Officer, CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, New Jersey 07073

Re: **CCA Industries, Inc.**
Form 10-K for the year ended November 30, 2009
File No. 1-31643

Dear Mr. Heit:

We have reviewed your response to our letter dated March 9, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 30, 2009

Item 3. Legal Proceedings, page 7

1. We note your response to our prior comment one. Please revise future filings to clarify if you believe it is reasonably possible you will incur a material loss related to the class action suit. If a material loss is reasonably possible, please also disclose your estimate of the loss, the range of loss, or disclose that such an estimate cannot be made, as applicable.

Note 2- Summary of Significant Accounting Policies, page 53
Revenue Recognition, page 56

2. We note your response to our prior comment two. Please ensure that you revise future filings to include disclosures similar to the information you provided in your response. In addition, with a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding how you determined it was appropriate to use

historical information in estimating your returns for new products. Reference ASC 605-15-25-3.

Item 9A. Controls and Procedures, page 26

3. We note your proposed disclosures indicating that "the Company's disclosure controls and procedures were effective to ensure that information [you] are required to disclose in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms." Please also revise your forthcoming amendment to clarify, if true, that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 15d-15(e).

Schedule II. Valuation Accounts

4. We note your response to our prior comment seven and your revised Schedule II. We also note your disclosure on page 13 of your Form 10-K for the year ended November 30, 2009 that sales returns and allowances were 11.6% of gross sales for fiscal 2009, your coupon expense was $1,346,737 in fiscal 2009 and you included $4,889,941 of certain advertising and promotional expenditures as a reduction of sales. Given these disclosures, please help us understand why your revised Schedule II only reflects $548,042 in costs and expenses included in your reserves for returns and allowances.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant